3/5/2003

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington

03011270

RECD S.E.C.
FEB 2 4 2003
526

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SEC FILE NUMBER
8- 21817

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Federal Street Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Federal Street
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Clapp, President — (617) 451-2450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name — *if individual, state last, first, middle name*)

75 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

, Andrew D. Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

Signature

Title

Notary Public

MARGARITA L. SINCHE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 28, 2009

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

Darmody, Merlino & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

75 Federal Street, Boston, Massachusetts 02110-1997

IOHN P. DARMODY, CPA - 1938 - 1961
'HILIP P. MCDONNELL, CPA - 1962 - 1995

RANK A. MERLINO, CPA
3EORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA

(617) 426-7300
FAX (617) 426-2245
http://www.darmodymerlino.com

Independent Auditor's Report

To the Board of Directors
Federal Street Capital, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheet of Federal Street Capital, Inc. as of December 31, 2002, and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darmody, Merlino & Co., LLP

January 23, 2003

EXHIBIT A

FEDERAL STREET CAPITAL, INC.

BALANCE SHEET - DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 19,792	
Prepaid expenses	5,504	
Total current assets		$25,296
		$25,296

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses		$ 3,150
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01 per share, authorized and issued 2,000 shares, 666 shares in the treasury, 1,334 shares outstanding	$ 5,000	
Additional paid-in capital	43,752	
Deficit - EXHIBIT B	(26,606)	
Total stockholders' equity		22,146
Total liabilities and stockholders' equity		$25,296

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING REVENUES:		
Placement fees		$ 210,684
OPERATING EXPENSES:		
Commission expense	$ 113,268	
Administrative services	40,950	
Rent expense	24,787	
Legal fees	9,601	
Office expense	6,318	
Regulatory fees and licenses	5,380	
Accounting and auditing	4,400	
Consulting expense	3,037	
Travel	1,858	
Training expense	609	
Taxes	541	
Total operating expenses		210,749
OPERATING LOSS		(65)
OTHER INCOME (LOSS):		
Loss on disposal of investments	(2,800)	
Miscellaneous income	402	
Interest income	337	
Total other income (loss)		(2,061)
NET LOSS		(2,126)
DEFICIT, JANUARY 1, 2002		(24,480)
DEFICIT, DECEMBER 31, 2002 - EXHIBIT A		$(26,606)

The accompanying notes are an integral
part of these financial statements.

EXHIBIT C

FEDERAL STREET CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

/

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$(2,126)
Adjustment to reconcile net income to net cash provided by operating activities:		
Loss on sale of investment security	$ 2,800	
Increase in:		
Prepaid expenses	(3,463)	
Accrued expense	3,150	
Total adjustments		2,487
Net cash provided by operating activities		361
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investment security		500
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of capital to shareholders		(16,430)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(15,569)
CASH AND CASH EQUIVALENTS, JANUARY 1, 2002		35,361
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002		$ 19,792

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 456

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company's operations consist of selling private venture capital interests in various investments.

During 2001, the stock of the Company was sold to an investor group and the Company changed its name from Bradford Gordon, Inc. to Federal Street Capital, Inc.

Cash and Cash Equivalents:

The Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company, with the consent of its stockholders, filed an election with the Internal Revenue Service to be classified as an S corporation for Federal and state income tax purposes. Consequently, the stockholders are generally taxed on their proportionate share of the Company's taxable income. These financial statements reflect only a minimum state income tax provision.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FEDERAL STREET CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

Note 2: NET CAPITAL REQUIREMENTS

As a member of the National Association of Security Dealers and under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain net capital of $5,000 or 1/5 of the aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, as those terms are defined by a ratio of more than 15 to 1. At December 31, 2002, the Corporation had net capital and required net capital of $16,642 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was .19 to 1.

Note 3: RELATED PARTY TRANSACTIONS

Placement fees are derived from the sale of venture capital interests in investments which the shareholders of the Corporation are also investors and managers. During the year ended December 31, 2002, the Company received $210,684 in commissions from the sale of these interests. The Company also paid $84,688 in commissions to officers and shareholders for their part in the placement and managing of these investments.

During the year, the Company entered into an agreement to rent office space from this entity for $23,560 per year. For the year ended December 31, 2002, rental expense was $24,787. Additionally, Federal Street Capital, Inc. has agreed to pay administrative and consulting fees to this related party. For the year ending December 31, 2002, these fees included:

Consulting	$ 3,037
Administrative expense	40,950
	$43,987

Note 4: DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

Concentrations:

The Company operates principally in a single industry and geographical location. The Company had revenue of $210,864 during 2002 from the sale of interests in venture capital.